October 23, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Stephany Yang Ernest Greene Eranga Dias Asia Timmons-Pierce

Re:	Vast Solar Pty Ltd Amendment No. 2 to Registration Statement on Form F-4 Filed September 29, 2023 File No. 333-272058

Ladies and Gentlemen:

On behalf of our client, Vast Solar Pty Ltd, an Australian proprietary company limited by shares (the “Company” or “Vast”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 filed on September 29, 2023, contained in the Staff’s letter dated October 13, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its third amended registration statement on Form F-4 (the “Third Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment (or separately addressed part thereof) contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

United States Securities and exchange Commission
October 23, 2023

Amendment No. 2 to Registration Statement on Form F-4 filed September 29, 2023

Note 9. Subsequent Events, page F-103

1.	We note your disclosure on page 4 that the date by which NETC has to consummate an initial business combination was extended to September 18, 2023 and again to October 18, 2023. Please revise your footnote to disclose these subsequent events or tell us why these extensions should not be disclosed in the financial statements.

Response: In response to the Staff’s comment, we respectfully note that Note 9 – Subsequent Events in the notes to financial statements of NETC included in Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) is from the unaudited financial statements as of, and for the three and six months ended June 30, 2023, included in NETC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, which was filed with the Commission on August 9, 2023 (the “NETC Form 10-Q”). The extensions of the date by which NETC has to consummate an initial business combination to September 18, 2023 and subsequently to October 18, 2023, did not occur until after the date on which these financial statements were issued and filed with the Commission as part of the NETC Form 10-Q. As noted on page 4 of Amendment No. 2, these extensions occurred on August 16, 2023 and September 14, 2023, respectively. Accordingly, these extensions were not disclosed as subsequent events as they had not occurred at the time the financial statements were issued.

General

2.	Please provide us with any correspondence between Citi and NETC relating to Citi’s resignation.

Response: We respectfully advise the Staff that certain material correspondence regarding the waiver of deferred underwriting fees between Citi and NETC was provided to the Staff as supplemental materials on June 28, 2023. The only subsequent communication regarding Citi’s resignation between Citi and NETC was the letter provided by Citi to the Staff on September 12, 2023, in connection with which NETC was provided a copy. Concurrently herewith, we are providing such letter to the Staff under separate cover.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Alec Waugh, Vast Solar Pty Ltd

2